Exhibit 17.1


                             RESIGNATION OF DIRECTOR

Received by email.

FROM:         Francois Van Der Hoeven
DATE:         Wednesday, July 30, 2003 4:47 PM
TO:           Board of Directors of FoneFriend, Inc.
SUBJECT:      Resignation


Dear Board Members:

Since my departure 16th Feb. 03, I have not been involved with the daily business of FoneFriend, Inc., neither as a board member nor as an interim executive. As you know I did not have an employment agreement and since I had now interaction with the daily business of FoneFriend, Inc. since February 03, this date (16th Feb. 03) will serve as my resignation from FoneFriend as a board member and as Treasurer. This email will serve as a formal written resignation, a certified letter will follow.

Best Regards,

Franz Van Der Hoeven